February 21, 2025

William J. Fehrman
Chief Executive Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

       Re: American Electric Power Company, Inc.
           Registration Statement on Form S-3
           Filed February 14, 2025
           File No. 333-284963
Dear William J. Fehrman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation